Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES B JUNIOR PARTICIPATING PREFERRED STOCK

OF

CYTRX CORPORATION

Pursuant to Section 151 of the

General Corporation Law of

the State of Delaware

CytRx Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Company”), DOES HEREBY CERTIFY:

That, pursuant to authority conferred by the Restated Certificate of Incorporation of the Company, and by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Company (the “Board”), at a duly called meeting held on December 13, 2019, at which a quorum was present and acted throughout, adopted the following resolutions, which resolutions remain in full force and effect on the date hereof, creating a series of fifty thousand (50,000) shares of Preferred Stock, $0.01 par value per share, designated as Series B Junior Participating Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board in accordance with the provisions of the Amended Restated Certificate of Incorporation of the Company, and Section 151(g) of the General Corporation Law of the State of Delaware, the Board does hereby create, authorize and provide for the issuance of a series of Preferred Stock, $0.01 par value per share, of the Company, designated as “Series B Junior Participating Preferred Stock,” having the voting powers, designation, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof that are set forth as follows:

Section 1. Designation and Amount. There shall be a series of Preferred Stock, $0.01 par value per share (the “Preferred Stock”), of the Company designated as the “Series B Junior Participating Preferred Stock” (the “Series B Preferred Stock”) and the number of shares constituting such series shall be fifty thousand (50,000) shares. Such number of shares may be increased or decreased by resolution of the Board of Directors, provided, however that no such decrease shall reduce the number of shares of the Series B Preferred Stock to a number less than the number of shares then outstanding, plus the number reserved for issuance upon the exercise of options, rights or warrants, or upon conversion of any outstanding securities issued by the Company convertible into Series B Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any other class or series of Preferred Stock of the Company ranking prior and superior to the shares of Series B Preferred Stock with respect to dividends, each holder of a share (a “Share”) of Series B Preferred Stock shall be entitled to receive, in preference to the holders of shares of any Junior Stock, when, as and if declared by the Board of Directors out of funds legally available for that purpose, (i) quarterly dividends payable in cash on the last day of February, May, August, and December in each year (each such date being a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of such Share of Series B Preferred Stock, in an amount per Share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends declared on shares of the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Share of Series B Preferred Stock, and (ii) subject to the provision for adjustment hereinafter set forth, quarterly distributions (payable in kind) on each Quarterly Dividend Payment Date in an amount per Share equal to 1,000 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared on shares of Common Stock since the immediately preceding Quarterly Dividend Payment Date, or with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Share of Series B Preferred Stock. In the event that the Company shall at any time after the Rights Dividend Declaration Date (as that term is defined in the Rights Agreement dated December 13, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case the amount to which the holder of a Share of Series B Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Company shall declare a dividend or distribution on Shares of Series B Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the shares of Common Stock (other than a dividend or distribution payable in shares of Common Stock).

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(C) Dividends shall begin to accrue and shall be cumulative on each outstanding Share of Series B Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such Share of Series B Preferred Stock, unless the date of issuance of such Share is prior to the record date for the first Quarterly Dividend Payment Date, in which case, dividends on such Share shall begin to accrue from the date of issuance of such Share, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Shares of Series B Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on Shares of Series B Preferred Stock in an amount less than the aggregate amount of all such dividends at the time accrued and payable on such Shares shall be allocated pro rata on a share-by-share basis among all Shares of Series B Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Shares of Series B Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of Shares of Series B Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each Share of Series B Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the holders of Common Stock of the Company. In the event the Company shall at any time after the Rights Dividend Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock or (iii) combine the outstanding shares of Common Stock into a small number of shares, then in each such case the number of votes per Share to which holders of Shares of Series B Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein or in any other Certificate of Designation creating a series of preferred stock, or any similar stock, or by law, the holders of Shares of Series B Preferred Stock, the holders of shares of Common Stock, and the holders of any other class or series of capital stock of the Company entitled to vote generally, together with the Common Stock, shall vote together as one class on all matters submitted to a vote of the holders of such stock.

(C) (i) If at any time dividends on any Shares of Series B Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, then the number of Directors constituting the Board of Directors shall automatically be increased by two, and during the period (a “default period”) from the occurrence of such event until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all Shares of Series B Preferred Stock then outstanding shall have been declared and paid, the holders of the outstanding Shares of Series B Preferred Stock, together with the holders of outstanding shares of any one or more other series of Preferred Stock of the Company upon which like voting rights have been conferred and are exercisable (voting together as a single class), shall have the right to elect two Directors to the Board of Directors of the Company at the Company’s next annual meeting of stockholders, and so long as such default period continues, shall have the right to elect a successor to each of the two Directors so elected upon the expiration of their respective terms, such right to be exercised at the subsequent annual meeting or meetings at which the respective terms of such Directors expire. Any Director who shall have been so elected pursuant to this paragraph may be removed only for cause. Each such additional Director shall not be a member of any class of the Board of Directors, but shall serve until the next annual meeting of stockholders for the election of directors, or until his successor shall be elected and shall qualify, or until his right to hold such office terminates pursuant to the provisions of this Section 3(c). If the office of any Director elected by the holders of Shares of Series B Preferred Stock pursuant to this paragraph becomes vacant for any reason, the remaining Director elected pursuant to this paragraph may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred, and if the offices of both such Directors elected by the holders of Shares of Series B Preferred Stock pursuant to this paragraph become vacant for any reason, such vacancies may be filled for the unexpired term in respect of which such vacancy occurred only by the affirmative vote of the holders of the outstanding Shares of Series B Preferred Stock, together with the holders of the outstanding shares of any other series of Preferred Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class).

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(ii) The voting rights vested pursuant to paragraph (C)(i) hereof in the holders of the outstanding Shares of Series B Preferred Stock, together with the holders of outstanding shares of any one or more other series of Preferred Stock of the Company upon which like voting rights have been conferred and are exercisable (voting together as a single class), may not be exercised at any meeting of stockholders unless the holders of one-third in voting power of the outstanding shares of Preferred Stock of the Company upon which such voting rights have been conferred shall be present at such meeting in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Shares of Series B Preferred Stock of such rights. In connection with the election of Directors pursuant to paragraph (C)(i) hereof, each holder of Shares of Series B Preferred Stock shall be entitled to one vote for each one one-thousandth of a Share held (the holders of shares of any other series of Preferred Stock having like voting rights being entitled to such number of votes, if any, for each share of such stock held as may be granted to them).

(iii) The voting rights granted by this Section 3(C) shall be in addition to any other voting rights granted to the holders of the Series B Preferred Stock in this Section 3.

(iv) Immediately upon the expiration of a default period, (x) the right of the holders of Shares of Series B Preferred Stock to elect Directors pursuant to paragraph (C)(i) hereof shall cease (subject to re-vesting in the event of each and every subsequent default of the character mentioned in paragraph (C)(i) above), (y) the term of any Directors elected by the holders of Shares of Series B Preferred Stock pursuant to paragraph (C)(i) hereof shall terminate (and such directors shall automatically cease to be qualified and be removed from office) and (z) the number of constituting the Board of Directors shall automatically be reduced by two.

(D) Except as set forth herein, holders of Shares of Series B Preferred Stock shall have no special voting rights and their consents shall not be required (except to the extent they are entitled to vote with holders of share of Common Stock as set forth herein) for taking any corporate action.

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Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on Shares of Series B Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding Shares of Series B Preferred Stock shall have been paid in full, the Company shall not

(i) declare or pay dividends on, or make any other distributions on, any shares of Junior Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of Parity Stock, except dividends paid ratably on Shares of Series B Preferred Stock and shares of all such Parity Stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such Shares and all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any Junior Stock, provided, however, that the Company may at any time redeem, purchase or otherwise acquire shares of any such Junior Stock (A) in exchange for shares of any Junior Stock, (B) pursuant to any redemptions or purchases that may be deemed to occur upon the exercise of stock options, warrants or similar rights or grant, vesting or lapse of restrictions on the grant of any other performance shares, restricted stock, restricted stock units or other equity awards to the extent that such shares represent all or a portion of (x) the exercise or purchase price of such options, warrants or similar rights or other equity awards and (y) the amount of withholding taxes owed by the recipient of such award in respect of such grant, exercise, vesting or lapse of restrictions or (C) in connection with the repurchase, redemption, or other acquisition or retirement for value of any such shares from employees, former employees, directors, former directors, consultants or former consultants of the Company or their respective estate, spouse, former spouse or family member, pursuant to the terms of the agreements pursuant to which such shares were acquired;

(iv) redeem or purchase or otherwise acquire for consideration any Shares of Series B Preferred Stock, or any Parity Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates, and other relative rights and preferences of the respective Series Bnd classes, shall determine in good faith, will result in fair and equitable treatment among the respective series or classes.

(B) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any Shares of Series B Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired promptly after the acquisition thereof. All such shares shall upon their retirement become authorized but unissued shares of Preferred Stock, $0.01 par value, and may be reissued as part of a new series of Preferred Stock, subject to the conditions and restrictions on issuance set forth herein or in the Certificate, or as otherwise restricted by law.

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Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company no distribution shall be made (i) to the holders of shares of Junior Stock unless the holders of Shares of Series B Preferred Stock shall have received, subject to adjustment as hereinafter provided in paragraph (B), the greater of either (a) $1.00 per Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (b) the amount equal to 1,000 times the aggregate per share amount to be distributed to holders of shares of Common Stock, or (ii) to the holders of shares of Parity Stock, unless simultaneously therewith distributions are made ratably on Shares of Series B Preferred Stock and all other shares of such Parity Stock in proportion to the total amounts to which the holders of Shares of Series B Preferred Stock are entitled under clause (i)(a) of this sentence and to which the holders of shares of such Parity Stock are entitled, in each case upon such liquidation, dissolution or winding up.

(B) In the event the Company shall at any time after the Rights Dividend Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case the aggregate amount to which holders of Shares of Series B Preferred Stock were entitled immediately prior to such event pursuant to clause (i)(b) of paragraph (A) of this Section 6 shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination, or other transaction in which the shares of Common Stock are exchanged for or converted into other stock, securities, cash, and/or any other property, then in any such case Shares of Series B Preferred Stock shall at the same time be similarly exchanged for or converted into an amount per Share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash, and/or other property (payable in kind), as the case may be, into which or for which each share of Common Stock is converted or exchanged. In the event the Company shall at any time after the Rights Dividend Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the immediately preceding sentence with respect to the exchange or conversion of Shares of Series B Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

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Section 8. Redemption. The Shares of Series B Preferred Stock shall not be redeemable.

Section 9. Ranking. Except as provided below, the Series B Preferred Stock shall rank junior to all other series of Preferred Stock, $0.01 par value, and to any other class of preferred stock that hereafter may be issued by the Company as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series or class shall provide otherwise. The Series B Preferred Stock shall rank senior and prior, as to dividends and the distribution of assets upon liquidation, dissolution, or winding up, to the Common Stock.

Section 10. Amendment. Except as set forth in Section 1 hereof, the Certificate, including, without limitation, this Certificate of Designation shall not hereafter be amended, either directly or indirectly, or through merger, consolidation with another corporation or otherwise, in any manner that would alter or change the powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two thirds of the outstanding Shares of Series B Preferred Stock, voting separately as a class.

Section 11. Fractional Shares. The Series B Preferred Stock may be issued in fractions of one one-thousandth of a Share or other fractions of a share, which fractions shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions, and to have the benefit of all other rights of holders of Series B Preferred Stock.

Section 12. Definitions. All capitalized terms used herein have the meanings ascribed to them in the Amended and Restated Certificate of Incorporation of the Company, as may be amended and/or restated from time to time (the “Certificate”), unless otherwise defined herein. In addition, for purposes hereof, the following terms shall have the meanings set forth below:

(A) The term “Common Stock” shall mean the class of stock designated as the Common Stock, $0.001 par value, of the Company at the date hereof or any other class of stock resulting from successive changes or reclassification of such Common Stock.

(B) The term “Junior Stock” (i) as used in Sections 2 and 4, shall mean the Common Stock and any other class or series of capital stock of the Company hereafter authorized or issued over which the Series B Preferred Stock has preference or priority as to the payment of dividends and (ii) as used in Section 6, shall mean the Common Stock and any other class or series of capital stock of the Company over which the Series B Preferred Stock has preference or priority in the distribution of assets on any liquidation, dissolution or winding up of the Company.

(C) The term “Parity Stock” (i) as used in Section 4, shall mean any class or series of stock of the Company hereafter authorized or issued ranking pari passu with the Series B Preferred Stock as to the payment of dividends and (ii) as used in Section 6, shall mean any class or series of stock of the Company hereinafter authorized or issued and ranking pari passu with the Series B Preferred Stock as to the distribution of assets on any liquidation, dissolution, or winding up of the Company.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed by its authorized officer this 13th day of December, 2019.

CYTRX CORPORATION

By:	/s/ Steven A. Kriegsman
Name:	Steven A. Kriegsman
Title:	Chief Executive Officer

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